Mail Stop 3561

July 19, 2007

Mr. Theodore S. Green
Chairman and Co-Chief Executive Officer
TM Entertainment and Media, Inc.
307 E. 87th Street
New York, New York 10128

   Re: TM Entertainment and Media, Inc.
     Registration Statement on Form S-1
     Filed June 18, 2007
     File No. 333-143856

Dear Mr. Green:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the disclosure on pages 21 and 62 concerning factors considered in determining the terms of the securities. Please also describe the factors you considered in seeking proceeds of approximately $72 million. For example, explain if that was the amount that you determined was sufficient to complete an acquisition of the size you will pursue. State, if true, that the amount you are

seeking was chosen because it was determined to be the maximum amount the company and the underwriters believed could be successfully received given market conditions, the company's industry and management, and other factors.

2.   Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

3.   Prior to effectiveness of this registration statement, please have an AMEX representative call the staff to confirm that your securities have been approved for listing.

4.   As you are a blank check company with minimal assets and no income from continuing operations, please advise us how you will comply with initial American Stock Exchange listing standards, including the requirements concerning income and shareholder equity.

5.   We note that you are seeking to register the insider warrants and the common stock underlying those warrants as part of this registration statement. We also note the "Form of Private Placement Purchase Agreement …" filed as exhibit 10.9. Please disclose whether the existing stockholders have entered into this agreement prior to the filing of the registration statement. If so, please file an executed copy of the agreement that was entered into prior to filing. Also file as an exhibit, an executed copy of the subscription agreement, that is discussed on page 55, between the existing stockholders, the company and Pali Capital, Inc. We may have further comment.

6.   We note the disclosure on the cover page that, "Our efforts in identifying a target business will not be limited to a particular industry." In light of the fact that you will not be limited to a particular industry, please revise your Item 101 of Regulation S-K disclosure to discuss your intended search process in more detail since you are able to acquire companies outside of management's expertise along with relevant risk factors. Revise to clarify if there is a time frame or monetary amount used that will trigger your search of companies not in the initial industry focus. Disclose in detail the factors the company would use to decide to invest in a business that is outside of its entertainment and media expertise. Explain how this criterion differs from those used to evaluate entertainment and media businesses.

In addition, we note your disclosure in the summary, and similar disclosure elsewhere, regarding your belief that "companies involved in these industries [entertainment, media, digital or communications] represent attractive acquisition targets for a number of reasons, including favorable economic environment for these industries" and that "there are numerous business opportunities in the entertainment, media, digital and communications industries." Because you are not limited to a particular industry, please revise to clarify how the noted disclosure and similar disclosure elsewhere is relevant if you can acquire a company in any industry. Should you also include disclosure regarding opportunities in every other industry in which the company may determine to invest? Such beneficial disclosure appears moot if you elect to acquire a company outside of the initial industry focus. Please revise to balance your disclosure.

7.   We note that the management stockholders have agreed to indemnify the trust against claims of various vendors. Please state whether any potential claims would not be covered by the indemnification. In addition, please clarify throughout the document as appropriate the obligation of the company to bring a claim against the management stockholders to enforce their liability obligation. Clarify whether the company has an obligation to bring this claim, if necessary. Clarify whether the board has any fiduciary obligation to bring such a claim. If not, please explain.

8.   In an appropriate section of the registration statement, please discuss the logistics of any acquisition in light of the 30% conversion threshold given that the 80% threshold for the value of any business interest you acquire. Please revise to discuss the additional difficulties you may have meeting the 80% threshold in light of decreased trust assets due to greater amounts of conversions than in standard SPAC transactions.

Prospectus Summary, page 1

9.   On page 2, please include the statement from page 36 that "[i]f our board is not able to independently determine that the target business has a sufficient fair market value, we will obtain an opinion from an unaffiliated, independent investment banking firm with respect to the satisfaction of such criteria."

The Offering, page 4

10.   Disclose here, and elsewhere as appropriate, whether the redemption of the warrants by the company would include the warrants held by the underwriters as a result of the exercise of the underwriter's option. If such warrants are not included, discuss the reasons why such warrants are not included. In addition, discuss whether the underwriter has the right to consent before the company can exercise their redemption right and if so, discuss in the appropriate section the

conflicts of interest that result from such right.

Limited Payment to Insiders, page 6

11.   You disclose that you will not pay any fee or other cash payment to your insiders
       in connection with your activities leading up to, and including, your business
       combination. Please revise to clarify whether this statement is designed to
       encompass all forms of compensation – such as stock, options, etc.

12.   Please clarify whether there is any limit on the amount of expenses incident to the
       offering and identifying, investigating and consummating the business
       combination that may be reimbursed.

Amended and Restated Certificate of Incorporation, page 7

13.   You state on page seven that you will only consummate a transaction if
       shareholders vote both in favor of a transaction and in favor of your amendment
       to provide for perpetual existence. As you indicate on page seven that the vote to
       amend your certificate of incorporation would require the majority of your shares
       outstanding, it appears that consummation of a transaction would require such a
       vote. However, you state on page eight under "Stockholders must approve
       business combination" that you will proceed with a business combination only if
       it is approved by a majority of the common stock voted. Please revise to
       reconcile the apparent inconsistency or advise.

Conversion rights for stockholders voting to reject a business combination, page 8

14.   Please clarify here and in the "Conversion Rights" section on page 38 the specific
       procedures for shareholders wishing to convert their shares. For example, explain
       what steps shareholders will be required to take before and after a meeting to vote
       on a proposed transaction, including whether you will require shareholders to
       tender their shares prior to the shareholder meeting.

Liquidation if No Business Combination, page 9

15.   Please discuss (i) whether the company has any waiver agreements agreed to at
       this time and if so, from whom they have been obtained; and (ii) what debts, costs
       and expenses that will not be covered by the indemnity to be provided by the
       management stockholders.

Escrow of existing stockholders' securities, page 10

16.   Please explain the purpose of permitting private sales of your insider's escrowed
       shares.

Summary Financial Data, page 11

17.	Please revise to indicate the approximate dollar amount redeemed if 29.99% of the 9,000,000 shares are redeemed under the redemption rights.

Risk Factors, page 12

18.	Please revise the risk factor on page 13 under the subheading "Because there are numerous companies …," to include comparison figures for blank check companies with a focus on the entertainment, media, digital and communications industries.

19.	Please revise the risk factor on page 15 "An effective registration statement may not be in place…" to clarify (i) in no event will the company be required to net cash settle the warrant exercise (consistent with section 3.3.3 of the warrant agreement) and (ii) a purchaser of a unit may pay the full unit purchase price solely for the shares underlying the unit (since the warrants may expire worthless).

Use of Proceeds, page 24

20.	In regards to the monthly fee of $7,500 discussed on page 25, please clarify the factors considered—and individuals involved—in determining that $7,500 is the appropriate amount for the services received. Address the extent to which the administrative services, office space, other services and their costs will be shared with other companies.

Dilution, page 30

21.	We note that your dilution presentation assigns no value to the warrants that you have, or will have, outstanding following the offering. Please clarify to the investor that their actual dilution may be higher as a result of the exercise of these warrants, particularly if a cashless exercise is utilized.

Proposed Business, page 33

Effecting a Business Combination, page 34

Sources of Target Businesses, page 35

22.	We note that you will not pay any of your existing officers, directors, stockholders, or affiliates any finder's fee or other compensation for services in connection with the business combination. Please disclose if these persons could receive such compensation from the target company and whether payment of finder's fee or consulting fee to these persons will be a criterion in the selection process of an acquisition candidate. In addition, please describe any policy prohibiting your management's pursuit of such fees or reimbursements from the acquisition target company. If you do not have such a policy, please explicitly state so and consider including an appropriate risk factor.

23.   You state "[i]n addition, none of our officers, directors or existing stockholders will receive any finder's fee, consulting fees or any similar fees from any person or entity in connection with any business combination involving us other than any compensation or fees that may be received for any services provided following such business combination." Please describe, in an appropriate section, the compensation or fees that might be received for services provided following a business combination. Clarify whether your officers and directors will take the offer the compensation or fees after the business combination into consideration when determining which acquisition transactions to pursue. See your related disclosure on page 37.

24.   Please disclose whether you would consider affiliates of your officers, directors or stockholders as a potential business combination target.

Fair market value of target business, page 36

25.   It may be helpful to include a risk factor that the company will not be required to obtain an opinion from an unaffiliated, independent investment banking firm as to the fair market value of the target business.

Opportunity for Shareholder Approval of Business Combination, page 37

26.   You state "[i]n connection with the vote required for any business combination, all of our existing stockholders … have agreed to vote their respective initial shares in accordance with the majority of the shares of common stock voted by the public stockholders." Please expand upon this statement. Explain whether it means the existing shareholders will vote their shares in the same proportion as the vote by the public shareholders; or that the existing shareholders will vote the entirety of their shares either for or against a business combination, as determined by the totality of the public shareholder vote; or whether it means something else.

Management, page 47

Other Corporate Governance Matters, page 50

Conflicts of Interest, page 51

27.   We note the disclosure on page 51 that:

>   [I]n the course of their other business activities, our officers and directors
>   may become aware of investment and business opportunities which may
>   be appropriate for presentation to our company as well as the other entities
>   which they are affiliated. Our management may have conflicts of interest
>   in determining to which entity a particular business opportunity should be
>   presented.

>   Please name the other entities that officers and directors are affiliated that may
>   result in conflicts of interest in determining which entity should be presented with
>   a particular business opportunity. Also indicate for each such entity the priority
>   and preference such entity has relative to the company with respect to the
>   performance of obligations and the presentation of business opportunities. Please
>   revise, as applicable, the business experience of each officer and director under
>   the "Management" section to include other entities which they are affiliated.

28.   We note the statement on page 52 that, "We currently do not anticipate entering
        into a business combination with an entity affiliated with any of our existing
        stockholders." Please revise to disclose whether this statement includes those
        entities affiliated with officers and directors.

Description of Securities, page 57

Warrants, page 58

29.   On page 59 you advise investors to "review a copy of the warrant agreement,
        which has been filed as an exhibit to the registration statement … for a complete
        description of the terms and conditions applicable to the warrants." As the
        exhibits are not provided to the shareholders, please revise to the extent necessary
        to summarize all of the material provisions of the warrants as well as your units
        and common stock, and revise the statement above to clarify that all such material
        provisions are described without incorporating by reference or referring to the
        underlying documents.

Underwriting, page 62

30.   Please disclose the dollar value associated with the underwriters' purchase option. In addition, please advise us why this has been excluded from your tabular presentation on page 63. See Item 508(e) of Regulation S-K.

31.   We note the contingent nature of part of the underwriters' compensation. In light of Regulation M, please include disclosure in the registration statement regarding when the distribution ends. This disclosure may relate to when all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the overallotment has been exercised. Note that disclosure merely stating that the distribution ends at the closing of the IPO is insufficient.

Other Regulatory

32.   Please provide a currently dated consent of the independent accountants in any amendment.

Exhibits

33.   Note that the staff will require sufficient time to review the exhibits to be filed by amendment.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ethan Horowitz at (202) 551-3311 or Brian Bhandari at (202) 551-3390 if you have questions regarding the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Thomas Kluck, who supervised the review of your filing, at (202) 551-3233 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Jack Levy, Esq.
        Fax (212) 735-8708